UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RENTERS CHOICE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 0114 10 8
                                 (CUSIP Number)

                     (Continued on the following page(s))

                             Page 1 of 5 Pages

CUSIP No. 76 0114 10 8           SCHEDULE 13G                 Page  of 5 Pages
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1)   Name of Reporting Person
     S. S. or I. R. S. Identification No. of Above Persons

     J. Ernest Talley
     SSN:  429 62 3515
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [  ]
                                                                      (b) [  ]
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3)   SEC Use Only
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4)   Citizenship or Place of Organization  UNITED STATES
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Number of                    (5)  Sole Voting Power  6,142,248
Shares Bene-                 --------------------------------------------------
ficially
Owned by                     (6)  Shared Voting Power        -0-
Reporting                    --------------------------------------------------
Person With
                             (7)  Sole Dispositive Power 6,142,248
                             --------------------------------------------------

                             (8)  Shared Dispositive Power        -0-
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9)   Aggregate Amount Beneficially Owned by Reporting Person  6,142,248
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                        (See Instructions) [X]
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11)  Percent of Class Represented by Amount in Row (9) 24.8%
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12)  Type of Reporting Person (See Instructions)  IN
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                                Page 2 of 5 Pages

PRELIMINARY NOTE

ITEM 1(A). NAME OF ISSUER:

      This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Renters Choice, Inc., a Delaware corporation (the "Company").

ITEM 2(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      The address of the principal executive offices of the Company is 13800 Montfort Drive, Suite 300, Dallas, Texas 75225.

ITEM 2(A) NAME OF PERSON FILING:

      This statement is filed by J. Ernest Talley.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The business address of Mr. Talley is 13800 Montfort Drive, Suite 300, Dallas, Texas 75225.

ITEM 2(C). CITIZENSHIP:

      Mr. Talley is a United States citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      This statement relates to the Common Stock of the Company.

ITEM 2(E). CUSIP NUMBER:

      The CUSIP Number of the Common Stock is 76 0114 10 8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) CHECK

WHETHER THE PERSON FILING IS A:

      Not Applicable.

ITEM 4.  OWNERSHIP:

      Mr. Talley owns 6,142,248 shares of Common Stock of the Company (the "Shares"), approximately 24.8% of the Common Stock outstanding. Mr. Talley has sole power to vote, direct the vote, dispose or direct the disposition of the Shares. Mr. Talley disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 of 326,184 Shares of Common Stock held by his two sons, Mark A. Talley and Matthew D. Talley.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

                                Page 3 of 5 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10. CERTIFICATION:

      Not Applicable.

                                Page 4 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997                         /S/ J. ERNEST TALLEY
                                              J. Ernest Talley

                                Page 5 of 5 Pages